

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 8, 2010

By U.S. Mail and facsimile to (260) 833-4411

Mr. Michael Pacult, Chief Financial Officer
Atlas Futures Fund, Limited Partnership
505 Brookfield Drive
Dover, DE   19901

    Re: Atlas Futures Fund, Limited Partnership
    Form 10-K for the year ended December 31, 2009
    Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010
    and September 30, 2010
    File No. 333-53111

Dear Mr. Pacult:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Cicely LaMothe
        Branch Chief